                                                                 File No. 69-188


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  Form U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     To Be Filed Annually Prior to March 1*

*Extension until June 29, 2001 granted by Office of Public Utility Regulation on May 4, 2001.

                             MIDWEST BOTTLE GAS CO.
                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

       1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

CLAIMANT:

     Name:                              Midwest Bottle Gas Co.

     State of Organization:             Wisconsin

     Principal Office:                  3600 Hwy. 157
                                        La Crosse, WI  54601

     Location & Nature of Business:     Sale of L.P. Gas and Gas
                                        Appliances in and around
                                        La Crosse, Mondovi, Richland
                                        Center, Black River Falls,
                                        Chetek, Prairie du Chien, Owen
                                        Mauston, Shell Lake, Eau Claire,
                                        Menomonie, and Minocqua, WI

                                       1.

SUBSIDIARIES:

A.   Name:                         Olson's L.P. Gas, Inc.

     State of Organization:        Wisconsin

     Principal Office:             Blair, Wisconsin

     Location & Nature of
     Business:                     Sale of L.P. Gas and Gas Appliances and
                                   fertilizer in and around Blair, WI.

B.   Name:                         Midwest Bottle Gas Company of Minnesota

     State of Organization:        Minnesota

     Principal Office:             107 East Main Street
                                   Caledonia, MN

     Location & Nature of
     Business:                     Sale of L.P. Gas and Gas Appliances
                                   in and around Caledonia, MN.

C.   Name:                         Midwest Natural Gas, Inc.

     State of Organization:        Wisconsin

     Principal Office:             3600 Hwy. 157
                                   La Crosse, WI 54601

     Location & Nature of
     Business:                     This Corporation operates natural gas
                                   distribution facilities in the following communities in Western Wisconsin.

                                   Arcadia             East Farmington
                                   Independence        Somerset
                                   Mondovi             Houlton
                                   Whitehall           Roberts
                                   Westby              Burkhart
                                   Viola               Ettrick
                                   LaFarge             Galesville
                                   Coon Valley         Trempealeau
                                   Eleva               New Amsterdam
                                   Strum               Centerville
                                   St. Joseph


                                       2.

D.  Name:                       Tomah LP Gas Service, Inc.

    State of Organization:      Wisconsin

    Principal Office:           305 Arthur Street
                                Tomah, WI 54660

    Location & Nature of
    Business:                   Sale of L.P. Gas, fuel oil and appliances in
                                and around Tomah, WI.

E.  Name:                       Hiawatha Valley Gas Company

    State of Organization:      Minnesota

    Principal Office:           Hwy. 61
                                Minnesota City, MN 55959

    Location & Nature of
    Business:                   Sale of L.P. Gas and appliances in and around
                                Winona, MN.

F.  Name:                       Tru-Gas of Florida, Inc.

    State of Organization:      Florida

    Principal Office:           206 E. New Haven Avenue
                                Melbourne, FL 32901

    Location & Nature of
    Business:                   Sale of L.P. Gas and appliances in and around
                                Melbourne, Cocoa, Chiefland, Crystal River, New
                                Smyrna Beach, Bronson, Old Town, Silver Springs,
                                Hernando, High Springs, Florida and Blakely,
                                Georgia. Development of an adult mobile home park in West Melbourne, Florida.

G.  Name:                       Dawson Oil Company, LTD.

    State of Organization:      Wisconsin

    Principal Office:           3600 Hwy. 157
                                La Crosse, WI 54601

    Location & Nature of
    Business:                   Wholesale of L.P. Gas to independent dealers in
                                Minnesota, Wisconsin, Iowa, North Dakota, South
                                Dakota and Nebraska.


                                       3.

H.   Name:                         Midwest LPG Insurance Specialists, Inc.

     State of Organization:        Wisconsin

     Principal Office:             3600 Hwy. 157
                                   La Crosse, WI 54601

     Location & Nature of
     Business:                     Insurance Agency selling insurance in
                                   Wisconsin, Minnesota, Florida and Georgia.

I.   Name:                         La Crosse Hangar Co. - 50% Owned Partnership

     State of Organization:        Wisconsin

     Principal Office:             3600 Hwy.  157
                                   La Crosse, WI 54601

     Location & Nature of
     Business:                     Owner and operator of airport hangar
                                   building.

J.   Name:                         Midwest TV & Appliance, LLC

     State of Organization:        Wisconsin

     Principal Office:             3600 Hwy. 157
                                   La Crosse, WI 54601

     Location & Nature of
     Business:                     Sale of Appliances in and around
                                   La Crosse, WI

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State of which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

The only properties described above are those of the Claimant's subsidiary public utility company -- Midwest Natural Gas, Inc., which has gas distribution facilities located in the following communities in Western Wisconsin:


                                       4.

               Arcadia        East Farmington
               Independence   Somerset
               Mondovi        Houlton
               Whitehall      Roberts
               Westby         Burkhart
               Viola          Ettrick
               LaFarge        Galesville
               Coon Valley    Trempealeau
               Eleva          New Amsterdam
               Strum          Centerville
               St. Joseph

Midwest Natural Gas, Inc. purchases natural gas at the communities within the State of Wisconsin from Occidental Energy Marketing, Inc. and Huskey Gas Marketing, Inc. and transported through Northern Natural Gas Company which has a transmission pipeline to the communities.

Midwest Natural Gas, Inc. has no properties outside of the State of Wisconsin.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

     (a)  Number of Mcf. of natural or manufactured as, distributed at retail
          ............1,873,766 DECA-THERMS (purchase entirely in the State of
          Wisconsin; associated revenues:  $12,056,829)

     (b) Number of Kwh. of electric energy and Mcf. of Natural or manufactured gas distributed at retail outside of the State in which each such company is organized.
          .................................................................None

     (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line..................................None

     (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line...................................None

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United State dollars:


                                       5.

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.............None

     (b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.....None

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the
          EWG or foreign utility company....................................None

     (d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.......................................None

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such
          agreement(s)......................................................None


                                   EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year, is attached hereto.


                                   EXHIBIT B

     Not Applicable

                                   EXHIBIT C

     Not Applicable


                                       6.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of June, 2001.


                                   MIDWEST BOTTLE GAS CO.

CORPORATE SEAL

                                   By:  /s/ James A. Senty
                                        _______________________________
                                        James A. Senty, President

Attest:



/s/ Richard A. Linton
_______________________________
Richard A. Linton, Treasurer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

Richard A. Linton, Treasurer
Midwest Bottle Gas Co.
3600 Hwy. 157
P.O. Box 429
La Crosse, WI 54602-0429





                                       7.



                                          TOT TGF        TOT DAWSON        TOT OTH SUB        TOTAL MBG          GRAND TOTAL
                                       ------------     ------------      ------------      -------------      --------------
   ASSETS                                                              CONSOLIDATED 1/31/2001

CASH                                      411811.97        -40460.18          68344.48         3896350.01          4336046.28
TRADE NOTES AND ACCOUNTS REC             1586519.21       6043400.84        4703497.04         2770722.35         15104139.44
ALLOWANCE FOR BAD DEBTS                  -107700.00       -107000.00         -79200.00         -132800.00          -426700.00
INVENTORIES                               536395.94        376487.97        1299355.28          906567.33          3118806.52
PREPAID EXPENSES                           12771.50         22738.91          88491.84          231279.07           355281.32
ACCRUED INTEREST RECEIVABLE                    0.00             0.00              0.00               0.00                0.00
NOTES RECEIVABLE, OTHER                        0.00             0.00              0.00               0.00                0.00
LOANS TO STOCKHOLDERS                          0.00             0.00              0.00           35460.73            35460.73
NOTES RECEIVABLE, INTERCOMPANY           5744635.14       1457335.38           6791.37        18499525.47         25708287.36
OTHER INVESTMENTS                              0.00             0.00            750.00          126528.88           127278.88
BUILDINGS & OTHER DEPRECIABLE           12318497.81       1356175.72       19676381.10        18515039.28         51866093.91
ACCUMULATED DEPRECIATION                -9126118.44       -546087.37       -8160545.30       -10731444.99        -28564196.10
LAND                                      786700.13             0.00          91966.77          506778.78          1385445.68
INTANGIBLE ASSETS                              0.00             0.00              0.00           10456.14            10456.14
CSV LIFE INSURANCE                             0.00             0.00              0.00         1166350.13          1166350.13
INVESTMENT IN WHOLLY OWNED SUB                 0.00             0.00              0.00        12133290.14         12133290.14
INVESTMENT IN ASSOCIATED CO                    0.00             0.00              0.00           85708.23            85708.23
UNAMORTIZED DEFERRED DEBT EXPE                 0.00             0.00          13917.28           54578.12            68495.40
LAND HELD FOR INVESTMENT                       0.00             0.00              0.00               0.00                0.00
GOODWILL                                    5050.00          1000.00            250.00          405268.22           411568.22
MISCELLANEOUS DEFERRED DEBITS             169819.13             0.00              0.00          425457.06           595276.19
                                       ------------     ------------      ------------      -------------      --------------
  TOTAL ASSETS                          12338382.39       8563591.27       17709999.86        48905114.95         87517088.47
                                       ============     ============      ============      =============      ==============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                          512561.42       5545235.84        3380141.51         3201182.83         12639121.60
ACCRUED PAYROLL                           162891.62        185524.91         114166.69          189082.26           651665.48
TAXES OTHER THAN INCOME                    80370.62          2462.08          71358.59           80033.64           234224.93
INTEREST PAYABLE                               0.00             0.00          86318.99          198793.70           285112.69
INCOME TAXES PAYABLE                       34674.68         24359.33          10742.70          586288.41           656065.12
CUSTOMER DEPOSITS                         179524.70             0.00          64251.24           64745.78           308521.72
DIVIDENDS PAYABLE                              0.00             0.00              0.00               0.00                0.00
OTHER CURRENT LIABILITIES                   6274.69          4465.14         193827.08          346742.17           551309.08
NOTES PAYABLE INTERCOMPANY               2682741.26       1409340.00        2954573.35        13355092.71         20401747.32
NOTES PAYABLE                                  0.00        633760.50        2914632.48        11529678.28         15078071.26
DEFERRED INCOME TAXES                    1424700.00        152600.00        1283400.00         1159500.00          4020200.00
OTHER DEFERRED CREDITS                         0.00             0.00           8441.63               0.00             8441.63
DEFERRED LOSS                                  0.00             0.00              0.00               0.00                0.00
PREFERRED STOCK                                0.00             0.00              0.00               0.00                0.00
COMMON STOCK                                3500.00         10000.00         806470.00          179700.00           999670.00
PAID IN OR CAPITAL SURPLUS                195966.06             0.00        1564611.00            2500.00          1763077.06
RETAINED EARNINGS                        7055177.34        595843.47        4257064.60        18015675.17         29923760.58
TREASURY STOCK                                 0.00             0.00              0.00           -3900.00            -3900.00
                                       ------------     ------------      ------------      -------------      --------------
   TOTAL LIABILITIES & EQUITY           12338382.39       8563591.27       17709999.86        48905114.95         87517088.47
                                       ============     ============      ============      =============      ==============


                                          TOT TGF        TOT DAWSON        TOT OTH SUB        TOTAL MBG          GRAND TOTAL
                                       ------------     ------------      ------------      -------------      --------------
   INCOME                                                              CONSOLIDATED 1/31/2001

GROSS SALES LESS RETURNS                 9441666.08      30708591.30       17299720.23        19771162.78         77221140.39
COST OF GOODS SOLD                       4907718.45      30067886.03       13430136.49        11998012.83         60403753.80
                                       ------------     ------------      ------------      -------------      --------------
GROSS PROFIT                             4533947.63        640705.27        3869583.74         7773149.95         16817386.59
DIVIDEND INCOME                                0.00             0.00              0.00               8.24                8.24
INTEREST INCOME                           190433.71         20594.26          14452.06         1112122.94          1337602.97
GROSS RENTS                               464363.08             0.00          42155.33          188096.64           694615.05
GAIN (LOSS) SALE OF FIXED ASSETS               0.00             0.00          -3799.50            6124.20             2324.70
SERVICE CALLS & CONTRACTED SER            223894.87             0.00         154190.26          255854.90           633940.03
ADMINISTRATIVE FEE                       -138732.48        -24000.00         -58699.25          221431.73                0.00
CYLINDER & LEASE INCOME                   157396.58          2684.00            559.00           32319.66           192959.24
MISCELLANEOUS INCOME                       16193.56             0.00           2742.55           16583.44            35519.55
                                       ------------     ------------      ------------      -------------      --------------
   TOTAL INCOME                          5447496.95        639983.53        4021184.19         9605691.70         19714356.37
                                       ------------     ------------      ------------      -------------      --------------
SALARIES & WAGES                         1752245.38        287172.03         845273.84         2746648.22          5631339.47
REPAIRS                                   144086.41             0.00         272440.99          433634.48           850161.88
BAD DEBTS                                 107356.74         18000.00          49777.56          106141.27           281275.57
RENTS                                      16608.18         28176.10          45239.73          134932.00           224956.01
TAXES                                     213355.47          7817.89         166342.02          323568.97           711084.35
INTEREST                                  191670.53        150726.93         378910.42         1616888.15          2338196.03
CONTRIBUTIONS                              10626.71             0.00            736.99            6006.00            17369.70
DEPRECIATION                              627293.39        117497.29         728458.94         1084345.28          2557594.90
ADVERTISING                                35453.68          1616.57           9239.20          312280.38           358589.83
PENSION, PROFIT SHARING                     5163.03           872.28           3085.50           21167.75            30288.56
EMPLOYEE BENEFIT PROGRAMS                 199837.65          2473.32          80690.21          260109.54           543110.72
AMORTIZATION                                   0.00             0.00           2420.40          192533.35           194953.75
BONDS & LICENSES                           11494.37          1120.00            940.83           16395.67            29950.87
DUES & SUBSCRIPTIONS                         815.00          4569.81            196.00            9165.89            14746.70
INSURANCE                                 133689.00         16014.00          43893.00          149124.45           342720.45
PROFESSIONAL FEES                          58716.47          7519.02          77239.89          104151.27           247626.65
ADMINISTRATIVE, OFFICE                    114205.44         40709.57          56546.14          205694.97           417156.12
AUTO & TRUCK EXPENSE                      609123.16             0.00         112715.93          692520.51          1414359.60
TRAVEL                                    141347.26       -118139.16             64.39          226966.74           250239.23
TELEPHONE                                  72176.18         10391.38           8976.79           59950.14           151494.49
UTILITIES                                  67839.40             0.00          18411.77           71950.65           158201.82
SELLING EXPENSE                              500.00             0.00           8840.84           15038.91            24379.75
SHOP SUPPLIES EXPENSE                      18911.58             0.00           6646.75           24841.94            50400.27
MISCELLANEOUS                              28959.80          3069.97          51589.34           30902.64           114521.75
OUTSIDE SERVICES & COLLECTION              69202.36          6000.00         119854.92          -88193.33           106863.95
UTILITY MERCHANDISING, JOBBING                 0.00             0.00              0.00               0.00                0.00
UTILITY PLANT OPERATING EXPENS                 0.00             0.00          47439.51               0.00            47439.51
COMMITMENT FEE                                 0.00             0.00              0.00               0.00                0.00
                                       ------------     ------------      ------------      -------------      --------------
   TOTAL DEDUCTIONS                      4630677.19        585607.00        3135971.90         8756765.84         17109021.93
   INCOME TAXES                           303900.00         32100.00         328700.50          354300.00          1019000.50
                                       ------------     ------------      ------------      -------------      --------------
NET INCOME (LOSS)                         512919.76         22276.53         556511.79          494625.86          1586333.94
                                       ============     ============      ============      =============      ==============

                                          TGF-HDQ      KAY DAWSON    COMMERCIAL      EARLY          MORING        THRIFTY
                                        -----------    -----------   -----------  -----------    ------------   -----------
   ASSETS                                    Tru-Gas of Florida, Inc.     1/31/2001
CASH                                        -600.00       19149.69      19749.53    -19449.50       265150.02      31165.38
TRADE NOTES AND ACCOUNTS REC                   0.00      128415.38     114424.33    166282.01       875534.30      93374.42
ALLOWANCE FOR BAD DEBTS                        0.00       -9000.00      -5800.00     -8300.00       -67000.00      -5500.00
INVENTORIES                              -280673.40       73556.74     106976.67     82004.26       304716.73      85305.91
PREPAID EXPENSES                             562.00         434.75        783.25        38.00          966.00        209.00
ACCRUED INTEREST RECEIVABLE                    0.00           0.00          0.00         0.00            0.00          0.00
NOTES RECEIVABLE, OTHER                        0.00           0.00          0.00         0.00            0.00          0.00
LOANS TO STOCKHOLDERS                          0.00           0.00          0.00         0.00            0.00          0.00
NOTES RECEIVABLE, INTERCOMPANY           5703777.88           0.00       1106.28         0.00        20033.74        118.80
OTHER INVESTMENTS                              0.00           0.00          0.00         0.00            0.00          0.00
BUILDINGS & OTHER DEPRECIABLE              68660.38     1255098.51    1103327.49    621839.71      5611750.69    1088720.16
ACCUMULATED DEPRECIATION                  -46837.97     -769336.86    -957727.66   -545807.94     -4000122.05    -804388.64
LAND                                           0.00       18000.00      35445.66      4000.00        75619.92      98708.06
INTANGIBLE ASSETS                              0.00           0.00          0.00         0.00            0.00          0.00
CSV LIFE INSURANCE                             0.00           0.00          0.00         0.00            0.00          0.00
INVESTMENT IN WHOLLY OWNED SUB                 0.00           0.00          0.00         0.00            0.00          0.00
INVESTMENT IN ASSOCIATED CO                    0.00           0.00          0.00         0.00            0.00          0.00
UNAMORTIZED DEFERRED DEBT EXPE                 0.00           0.00          0.00         0.00            0.00          0.00
LAND HELD FOR INVESTMENT                       0.00           0.00          0.00         0.00            0.00          0.00
GOODWILL                                       0.00        2000.00          0.00      1000.00         1000.00       1050.00
MISCELLANEOUS DEFERRED DEBITS                  0.00      169819.13          0.00         0.00            0.00          0.00
                                        -----------    -----------   -----------  -----------    ------------   -----------
  TOTAL ASSETS                           5444888.89      888137.34     418285.55    301606.54      3087649.35     588763.09
                                        ===========    ===========   ===========  ===========    ============   ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                            3255.18       47207.68      67302.12     43194.65       236380.74      30975.13
ACCRUED PAYROLL                            24968.75       17171.11      16911.14      7465.72        62418.95      12009.03
TAXES OTHER THAN INCOME                      380.91        4270.31       8066.40     10956.58        34777.30       4194.29
INTEREST PAYABLE                               0.00           0.00          0.00         0.00            0.00          0.00
INCOME TAXES PAYABLE                       34674.68           0.00          0.00         0.00            0.00          0.00
CUSTOMER DEPOSITS                              0.00           0.00      64435.00         0.00            0.00      52159.70
DIVIDENDS PAYABLE                              0.00           0.00          0.00         0.00            0.00          0.00
OTHER CURRENT LIABILITIES                      0.00           0.00          0.00         0.00         6556.08       -153.85
NOTES PAYABLE INTERCOMPANY                     0.00     1723291.13      49056.53     38100.00       124126.14      73419.46
NOTES PAYABLE                                  0.00           0.00          0.00         0.00            0.00          0.00
DEFERRED INCOME TAXES                    -166900.00       19600.00     156900.00     69300.00       668600.00     148500.00
OTHER DEFERRED CREDITS                         0.00           0.00          0.00         0.00            0.00          0.00
DEFERRED LOSS                                  0.00           0.00          0.00         0.00            0.00          0.00
PREFERRED STOCK                                0.00           0.00          0.00         0.00            0.00          0.00
COMMON STOCK                                   0.00           0.00        500.00         0.00            0.00        500.00
PAID IN OR CAPITAL SURPLUS                     0.00           0.00     188466.06         0.00            0.00          0.00
RETAINED EARNINGS                        5548509.37     -923402.89    -133351.70    132589.59      1954790.14     267159.33
TREASURY STOCK                                 0.00           0.00          0.00         0.00            0.00          0.00
                                        -----------    -----------   -----------  -----------    ------------   -----------
   TOTAL LIABILITIES & EQUITY            5444888.89      888137.34     418285.55    301606.54      3087649.35     588763.09
                                        ===========    ===========   ===========  ===========    ============   ===========

                                                TROUP        ECONOMY      MARION CTY      ARROWOOD     TOTAL TGF
                                             -----------   -----------    -----------   -----------   ------------
   ASSETS                                    Tru-Gas of Florida, Inc.     1/31/2001
CASH                                            19930.46      76134.05         -21.35        603.69      411811.97
TRADE NOTES AND ACCOUNTS REC                    85037.63      68579.56       57805.90      -2934.32     1586519.21
ALLOWANCE FOR BAD DEBTS                         -4400.00      -4200.00       -3500.00          0.00     -107700.00
INVENTORIES                                     72368.25      53296.76       38844.02          0.00      536395.94
PREPAID EXPENSES                                  326.00        928.00         411.50       8113.00       12771.50
ACCRUED INTEREST RECEIVABLE                         0.00          0.00           0.00          0.00           0.00
NOTES RECEIVABLE, OTHER                             0.00          0.00           0.00          0.00           0.00
LOANS TO STOCKHOLDERS                               0.00          0.00           0.00          0.00           0.00
NOTES RECEIVABLE, INTERCOMPANY                      0.00       7962.89       11635.55          0.00     5744635.14
OTHER INVESTMENTS                                   0.00          0.00           0.00          0.00           0.00
BUILDINGS & OTHER DEPRECIABLE                  904552.81     608047.92      527336.06     529164.08    12318497.81
ACCUMULATED DEPRECIATION                      -737447.79    -426859.43     -402922.22    -434667.88    -9126118.44
LAND                                             9000.00      90769.15       15450.00     439707.34      786700.13
INTANGIBLE ASSETS                                   0.00          0.00           0.00          0.00           0.00
CSV LIFE INSURANCE                                  0.00          0.00           0.00          0.00           0.00
INVESTMENT IN WHOLLY OWNED SUB                      0.00          0.00           0.00          0.00           0.00
INVESTMENT IN ASSOCIATED CO                         0.00          0.00           0.00          0.00           0.00
UNAMORTIZED DEFERRED DEBT EXPE                      0.00          0.00           0.00          0.00           0.00
LAND HELD FOR INVESTMENT                            0.00          0.00           0.00          0.00           0.00
GOODWILL                                            0.00          0.00           0.00          0.00        5050.00
MISCELLANEOUS DEFERRED DEBITS                       0.00          0.00           0.00          0.00      169819.13
                                             -----------   -----------    -----------   -----------   ------------
  TOTAL ASSETS                                 349367.36     474658.90      245039.46     539985.91    12338382.39
                                             ===========   ===========    ===========   ===========   ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                                15535.46      38236.56       25304.84       5169.06      512561.42
ACCRUED PAYROLL                                 11790.00       2573.64        4871.42       2711.86      162891.62
TAXES OTHER THAN INCOME                         10262.54       2026.35        1581.86       3854.08       80370.62
INTEREST PAYABLE                                    0.00          0.00           0.00          0.00           0.00
INCOME TAXES PAYABLE                                0.00          0.00           0.00          0.00       34674.68
CUSTOMER DEPOSITS                               55980.00          0.00        6950.00          0.00      179524.70
DIVIDENDS PAYABLE                                   0.00          0.00           0.00          0.00           0.00
OTHER CURRENT LIABILITIES                        -127.54          0.00           0.00          0.00        6274.69
NOTES PAYABLE INTERCOMPANY                      77074.88     499529.99       41601.25      56541.88     2682741.26
NOTES PAYABLE                                       0.00          0.00           0.00          0.00           0.00
DEFERRED INCOME TAXES                          139000.00     112400.00      117100.00     160200.00     1424700.00
OTHER DEFERRED CREDITS                              0.00          0.00           0.00          0.00           0.00
DEFERRED LOSS                                       0.00          0.00           0.00          0.00           0.00
PREFERRED STOCK                                     0.00          0.00           0.00          0.00           0.00
COMMON STOCK                                     2500.00          0.00           0.00          0.00        3500.00
PAID IN OR CAPITAL SURPLUS                       7500.00          0.00           0.00          0.00      195966.06
RETAINED EARNINGS                               29852.02    -180107.64       47630.09     311509.03     7055177.34
TREASURY STOCK                                      0.00          0.00           0.00          0.00           0.00
                                             -----------   -----------    -----------   -----------   ------------
   TOTAL LIABILITIES & EQUITY                  349367.36     474658.90      245039.46     539985.91    12338382.39
                                             ===========   ===========    ===========   ===========   ============

                                         TGF-HDQ      KAY DAWSON    COMMERCIAL      EARLY          MORING        THRIFTY
                                       -----------    -----------   -----------  -----------    ------------   -----------
                                               Tru-Gas of Florida, Inc.   1/31/2001
   INCOME
GROSS SALES LESS RETURNS                      0.00      899267.59     749190.55    787154.35      4962137.99     574957.10
COST OF GOODS SOLD                       126155.37      431767.89     381480.34    427541.20      2748671.33     218375.40
                                       -----------    -----------   -----------  -----------    ------------   -----------
GROSS PROFIT                            -126155.37      467499.70     367710.21    359613.15      2213466.66     356581.70
DIVIDEND INCOME                               0.00           0.00          0.00         0.00            0.00          0.00
INTEREST INCOME                          136152.15        3334.26       1367.38      3056.29        39976.96       1806.80
GROSS RENTS                                8977.76           0.00       6000.00         0.00        16000.00          0.00
GAIN (LOSS) SALE OF FIXED ASSETS              0.00           0.00          0.00         0.00            0.00          0.00
SERVICE CALLS & CONTRACTED SER                0.00       26249.73      31032.13     17007.00        78087.41      26510.84
ADMINISTRATIVE FEE                            0.00      -12066.21     -11620.60    -11585.23       -55151.04      -6446.26
CYLINDER & LEASE INCOME                       0.00       19240.65      31788.36     15515.18           62.00      28322.96
MISCELLANEOUS INCOME                          0.00        1656.84       3129.13      2725.72         3359.54       2230.09
                                       -----------    -----------   -----------  -----------    ------------   -----------
   TOTAL INCOME                           18974.54      505914.97     429406.61    386332.11      2295801.53     409006.13
                                       -----------    -----------   -----------  -----------    ------------   -----------
SALARIES & WAGES                         115131.72      201607.28     144880.84    104358.20       702073.95     123937.66
REPAIRS                                       0.00        2205.49       8918.71      6418.31        68640.47       9621.89
BAD DEBTS                                     0.00        4074.28       3455.18      4900.57        85908.36       1856.02
RENTS                                         0.00        9220.68       3600.00         0.00            0.00          0.00
TAXES                                      6763.26       18523.55      17245.06      8114.28        70942.21      15588.44
INTEREST                                      0.00      124997.14       1317.84      1642.01        16354.72       5097.37
CONTRIBUTIONS                                 0.00          83.34         83.34        83.34         9933.34        109.99
DEPRECIATION                               6048.98       88303.35      34090.15     21293.06       320346.65      56829.54
ADVERTISING                                   0.00        4299.07       3661.76      1050.03        11000.50       4380.00
PENSION, PROFIT SHARING                     518.61         824.51        520.40       741.01          672.78        749.06
EMPLOYEE BENEFIT PROGRAMS                  5506.39       23248.90      15847.36     18980.07        86906.04      12831.25
AMORTIZATION                                  0.00           0.00          0.00         0.00            0.00          0.00
BONDS & LICENSES                            286.25        1547.26       1043.36       225.00         2718.76        550.86
DUES & SUBSCRIPTIONS                          0.00          18.00         18.00       353.00           72.00          0.00
INSURANCE                                     0.00       18480.00      11700.00      6744.00        59340.00      10176.00
PROFESSIONAL FEES                           625.00        1084.00       1299.71      1463.20         3797.00      46278.56
ADMINISTRATIVE, OFFICE                        8.91       15508.71       7848.81      6795.51        43974.06      14798.14
AUTO & TRUCK EXPENSE                          0.00       53384.60      29060.90     21931.29       363000.81      18259.52
TRAVEL                                   134000.17         883.14       1221.62       379.36         2389.09       1317.20
TELEPHONE                                     0.00        8154.07       6000.26      2438.59        38823.87       5114.62
UTILITIES                                     0.00        4659.75       2616.69      3811.49        10116.21       4488.71
SELLING EXPENSE                               0.00           0.00          0.00         0.00            0.00          0.00
SHOP SUPPLIES EXPENSE                         0.00         636.55        412.09      2500.71        12802.65       1160.12
MISCELLANEOUS                                12.19        1923.62       6326.14       382.08         6300.80      10626.73
OUTSIDE SERVICES & COLLECTION              6000.00        7200.00       7236.63      7249.00         8904.32       7379.41
UTILITY MERCHANDISING, JOBBING                0.00           0.00          0.00         0.00            0.00          0.00
UTILITY PLANT OPERATING EXPENS                0.00           0.00          0.00         0.00            0.00          0.00
COMMITMENT FEE                                0.00           0.00          0.00         0.00            0.00          0.00
                                       -----------    -----------   -----------  -----------    ------------   -----------
   TOTAL DEDUCTIONS                      274901.48      590867.29     308404.85    221854.11      1925018.59     351151.09
   INCOME TAXES                          -97400.00      -32400.00      45600.00     58700.00       140600.00      21900.00
                                       -----------    -----------   -----------  -----------    ------------   -----------
NET INCOME (LOSS)                       -158526.94      -52552.32      75401.76    105778.00       230182.94      35955.04
                                       ===========    ===========   ===========  ===========    ============   ===========

                                                TROUP        ECONOMY      MARION CTY     ARROWOOD      TOTAL TGF
                                             -----------   -----------    -----------   -----------   ------------
                                               Tru-Gas of Florida, Inc.   1/31/2001
   INCOME
GROSS SALES LESS RETURNS                       520109.61     417582.91      522640.98       8625.00     9441666.08
COST OF GOODS SOLD                             194666.77     154918.10      224142.05          0.00     4907718.45
                                             -----------   -----------    -----------   -----------   ------------
GROSS PROFIT                                   325442.84     262664.81      298498.93       8625.00     4533947.63
DIVIDEND INCOME                                     0.00          0.00           0.00          0.00           0.00
INTEREST INCOME                                  1242.40       1527.80        1969.67          0.00      190433.71
GROSS RENTS                                         0.00          0.00         168.00     433217.32      464363.08
GAIN (LOSS) SALE OF FIXED ASSETS                    0.00          0.00           0.00          0.00           0.00
SERVICE CALLS & CONTRACTED SER                  23248.20       9087.98       12671.58          0.00      223894.87
ADMINISTRATIVE FEE                              -6351.34      -4421.83       -7089.97     -24000.00     -138732.48
CYLINDER & LEASE INCOME                         34382.00      10555.55       17529.88          0.00      157396.58
MISCELLANEOUS INCOME                             1906.68        131.95        1053.61          0.00       16193.56
                                             -----------   -----------    -----------   -----------   ------------
   TOTAL INCOME                                379870.78     279546.26      324801.70     417842.32     5447496.95
                                             -----------   -----------    -----------   -----------   ------------
SALARIES & WAGES                               139659.26      96780.57       87860.59      35955.31     1752245.38
REPAIRS                                          8404.11       7629.09        3184.76      29063.58      144086.41
BAD DEBTS                                        3350.32       1561.12        2250.89          0.00      107356.74
RENTS                                               0.00          0.00        3787.50          0.00       16608.18
TAXES                                           16634.30       8811.02        6273.58      44459.77      213355.47
INTEREST                                         3092.40      31228.94         494.30       7445.81      191670.53
CONTRIBUTIONS                                      83.34         83.34          83.34         83.34       10626.71
DEPRECIATION                                    20767.20      35753.86       30961.25      12899.35      627293.39
ADVERTISING                                      1486.25       3732.74        1621.56       4221.77       35453.68
PENSION, PROFIT SHARING                           552.80        -22.50         185.17        421.19        5163.03
EMPLOYEE BENEFIT PROGRAMS                       15491.98       9387.09       10981.88        656.69      199837.65
AMORTIZATION                                        0.00          0.00           0.00          0.00           0.00
BONDS & LICENSES                                 1564.76        572.26         618.76       2367.10       11494.37
DUES & SUBSCRIPTIONS                               18.00        100.00          18.00        218.00         815.00
INSURANCE                                       12852.00       6648.00        2280.00       5469.00      133689.00
PROFESSIONAL FEES                                1385.00        967.00         967.00        850.00       58716.47
ADMINISTRATIVE, OFFICE                          10175.10       6546.46        6712.43       1837.31      114205.44
AUTO & TRUCK EXPENSE                            35901.64      44099.60       42393.19       1091.61      609123.16
TRAVEL                                           1156.68          0.00           0.00          0.00      141347.26
TELEPHONE                                        6231.38       2662.57        1870.76        880.06       72176.18
UTILITIES                                        3958.63       2115.70        2254.91      33817.31       67839.40
SELLING EXPENSE                                     0.00          0.00           0.00        500.00         500.00
SHOP SUPPLIES EXPENSE                             154.09        907.03         338.34          0.00       18911.58
MISCELLANEOUS                                    1394.56        403.19         948.30        642.19       28959.80
OUTSIDE SERVICES & COLLECTION                    7200.00       7233.00        7200.00       3600.00       69202.36
UTILITY MERCHANDISING, JOBBING                      0.00          0.00           0.00          0.00           0.00
UTILITY PLANT OPERATING EXPENS                      0.00          0.00           0.00          0.00           0.00
COMMITMENT FEE                                      0.00          0.00           0.00          0.00           0.00
                                             -----------   -----------    -----------   -----------   ------------
   TOTAL DEDUCTIONS                            291513.80     267200.08      213286.51     186479.39     4630677.19
   INCOME TAXES                                 33600.00       4500.00       42300.00      86500.00      303900.00
                                             -----------   -----------    -----------   -----------   ------------
NET INCOME (LOSS)                               54756.98       7846.18       69215.19     144862.93      512919.76
                                             ===========   ===========    ===========   ===========   ============


                                       DAWSON NGL    DAWSON HDQ     TOTAL DAWSON
                                       -----------   -----------    ------------
   ASSETS                                Dawson Oil Co., Ltd   1/31/2001
CASH                                     -32660.73      -7799.45       -40460.18
TRADE NOTES AND ACCOUNTS REC            6043170.89        229.95      6043400.84
ALLOWANCE FOR BAD DEBTS                 -107000.00          0.00      -107000.00
INVENTORIES                              654071.46    -277583.49       376487.97
PREPAID EXPENSES                          11684.91      11054.00        22738.91
ACCRUED INTEREST RECEIVABLE                   0.00          0.00            0.00
NOTES RECEIVABLE, OTHER                       0.00          0.00            0.00
LOANS TO STOCKHOLDERS                         0.00          0.00            0.00
NOTES RECEIVABLE, INTERCOMPANY           421850.54    1035484.84      1457335.38
OTHER INVESTMENTS                             0.00          0.00            0.00
BUILDINGS & OTHER DEPRECIABLE             42993.00    1313182.72      1356175.72
ACCUMULATED DEPRECIATION                 -35442.30    -510645.07      -546087.37
LAND                                          0.00          0.00            0.00
INTANGIBLE ASSETS                             0.00          0.00            0.00
CSV LIFE INSURANCE                            0.00          0.00            0.00
INVESTMENT IN WHOLLY OWNED SUB                0.00          0.00            0.00
INVESTMENT IN ASSOCIATED CO                   0.00          0.00            0.00
UNAMORTIZED DEFERRED DEBT EXPE                0.00          0.00            0.00
LAND HELD FOR INVESTMENT                      0.00          0.00            0.00
GOODWILL                                   1000.00          0.00         1000.00
MISCELLANEOUS DEFERRED DEBITS                 0.00          0.00            0.00
                                       -----------   -----------    ------------
  TOTAL ASSETS                          6999667.77    1563923.50      8563591.27
                                       ===========   ===========    ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                        5535529.61       9706.23      5545235.84
ACCRUED PAYROLL                           11024.91     174500.00       185524.91
TAXES OTHER THAN INCOME                    2462.08          0.00         2462.08
INTEREST PAYABLE                              0.00          0.00            0.00
INCOME TAXES PAYABLE                          0.00      24359.33        24359.33
CUSTOMER DEPOSITS                             0.00          0.00            0.00
DIVIDENDS PAYABLE                             0.00          0.00            0.00
OTHER CURRENT LIABILITIES                  4465.14          0.00         4465.14
NOTES PAYABLE INTERCOMPANY              1409340.00          0.00      1409340.00
NOTES PAYABLE                                 0.00     633760.50       633760.50
DEFERRED INCOME TAXES                    202100.00     -49500.00       152600.00
OTHER DEFERRED CREDITS                        0.00          0.00            0.00
DEFERRED LOSS                                 0.00          0.00            0.00
PREFERRED STOCK                               0.00          0.00            0.00
COMMON STOCK                              10000.00          0.00        10000.00
PAID IN OR CAPITAL SURPLUS                    0.00          0.00            0.00
RETAINED EARNINGS                       -175253.97     771097.44       595843.47
TREASURY STOCK                                0.00          0.00            0.00
                                       -----------   -----------    ------------
   TOTAL LIABILITIES & EQUITY           6999667.77    1563923.50      8563591.27
                                       ===========   ===========    ============

                                        DAWSON NGL    DAWSON HDQ     TOTAL DAWSON
                                        -----------   -----------    ------------
   INCOME                                  Dawson Oil Co., Ltd.   1/31/2001
GROSS SALES LESS RETURNS                30708591.30          0.00     30708591.30
COST OF GOODS SOLD                      29822263.28     245622.75     30067886.03
                                        -----------   -----------    ------------
GROSS PROFIT                              886328.02    -245622.75       640705.27
DIVIDEND INCOME                                0.00          0.00            0.00
INTEREST INCOME                            10949.56       9644.70        20594.26
GROSS RENTS                                    0.00          0.00            0.00
GAIN (LOSS) SALE OF FIXED ASSETS               0.00          0.00            0.00
SERVICE CALLS & CONTRACTED SER                 0.00          0.00            0.00
ADMINISTRATIVE FEE                        -24000.00          0.00       -24000.00
CYLINDER & LEASE INCOME                     2684.00          0.00         2684.00
MISCELLANEOUS INCOME                           0.00          0.00            0.00
                                        -----------   -----------    ------------
   TOTAL INCOME                           875961.58    -235978.05       639983.53
                                        -----------   -----------    ------------
SALARIES & WAGES                          112672.03     174500.00       287172.03
REPAIRS                                        0.00          0.00            0.00
BAD DEBTS                                  18000.00          0.00        18000.00
RENTS                                      12522.94      15653.16        28176.10
TAXES                                       7817.89          0.00         7817.89
INTEREST                                   92118.20      58608.73       150726.93
CONTRIBUTIONS                                  0.00          0.00            0.00
DEPRECIATION                                2831.20     114666.09       117497.29
ADVERTISING                                 1616.57          0.00         1616.57
PENSION, PROFIT SHARING                      872.28          0.00          872.28
EMPLOYEE BENEFIT PROGRAMS                   2473.32          0.00         2473.32
AMORTIZATION                                   0.00          0.00            0.00
BONDS & LICENSES                              50.00       1070.00         1120.00
DUES & SUBSCRIPTIONS                        1281.95       3287.86         4569.81
INSURANCE                                   5113.00      10901.00        16014.00
PROFESSIONAL FEES                           6894.02        625.00         7519.02
ADMINISTRATIVE, OFFICE                     40452.03        257.54        40709.57
AUTO & TRUCK EXPENSE                           0.00          0.00            0.00
TRAVEL                                         0.00    -118139.16      -118139.16
TELEPHONE                                  10025.20        366.18        10391.38
UTILITIES                                      0.00          0.00            0.00
SELLING EXPENSE                                0.00          0.00            0.00
SHOP SUPPLIES EXPENSE                          0.00          0.00            0.00
MISCELLANEOUS                               3036.67         33.30         3069.97
OUTSIDE SERVICES & COLLECTION                  0.00       6000.00         6000.00
UTILITY MERCHANDISING, JOBBING                 0.00          0.00            0.00
UTILITY PLANT OPERATING EXPENS                 0.00          0.00            0.00
COMMITMENT FEE                                 0.00          0.00            0.00
                                        -----------   -----------    ------------
   TOTAL DEDUCTIONS                       317777.30     267829.70       585607.00
   INCOME TAXES                           211400.00    -179300.00        32100.00
                                        -----------   -----------    ------------
NET INCOME (LOSS)                         346784.28    -324507.75        22276.53
                                        ===========   ===========    ============


                                        HIAWATHA        MBG-MINN        OLSON'S        TOMAH            MNG
                                       -----------     -----------    -----------   -----------     ------------
   ASSETS                                      Other Subsidiaries     1/31/2001
CASH                                       6504.49         -373.57       3165.54        7974.84         50233.18
TRADE NOTES AND ACCOUNTS REC             160743.08        92479.78      86026.96       99673.39       4305805.23
ALLOWANCE FOR BAD DEBTS                   -8000.00        -4700.00      -4500.00       -9000.00        -53000.00
INVENTORIES                               14693.26        24105.58      22809.74       17196.40        562088.23
PREPAID EXPENSES                             33.00          493.00         48.00          25.00         83631.84
ACCRUED INTEREST RECEIVABLE                   0.00            0.00          0.00           0.00             0.00
NOTES RECEIVABLE, OTHER                       0.00            0.00          0.00           0.00             0.00
LOANS TO STOCKHOLDERS                         0.00            0.00          0.00           0.00             0.00
NOTES RECEIVABLE, INTERCOMPANY                0.00         -300.00          0.00           0.00           420.33
OTHER INVESTMENTS                             0.00            0.00          0.00           0.00           750.00
BUILDINGS & OTHER DEPRECIABLE            616761.18       621567.03     787817.23      654837.19      16974962.74
ACCUMULATED DEPRECIATION                -502721.39      -453204.89    -553685.19     -533866.06      -6098532.04
LAND                                      22297.87        20449.84      11037.00        2000.00         36182.06
INTANGIBLE ASSETS                             0.00            0.00          0.00           0.00             0.00
CSV LIFE INSURANCE                            0.00            0.00          0.00           0.00             0.00
INVESTMENT IN WHOLLY OWNED SUB                0.00            0.00          0.00           0.00             0.00
INVESTMENT IN ASSOCIATED CO                   0.00            0.00          0.00           0.00             0.00
UNAMORTIZED DEFERRED DEBT EXPE                0.00            0.00          0.00           0.00         13917.28
LAND HELD FOR INVESTMENT                      0.00            0.00          0.00           0.00             0.00
GOODWILL                                      0.00            0.00          0.00         250.00             0.00
MISCELLANEOUS DEFERRED DEBITS                 0.00            0.00          0.00           0.00             0.00
                                       -----------     -----------   -----------    -----------     ------------
  TOTAL ASSETS                           310311.49       300516.77     352719.28      239090.76      15876458.85
                                       ===========     ===========   ===========    ===========     ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                          38180.87        72091.95      17034.77       23728.10       3165176.59
ACCRUED PAYROLL                            8841.57        11174.10       7131.82        7567.61         58279.87
TAXES OTHER THAN INCOME                    4703.07         3457.39       4385.32        2831.22         52462.88
INTEREST PAYABLE                              0.00            0.00          0.00           0.00         86318.99
INCOME TAXES PAYABLE                       5339.47         5279.69        473.77         444.32         -2121.55
CUSTOMER DEPOSITS                          5040.00         7380.00         80.00       16430.00         35321.24
DIVIDENDS PAYABLE                             0.00            0.00          0.00           0.00             0.00
OTHER CURRENT LIABILITIES                     0.00            0.00        -34.50           0.00        194421.27
NOTES PAYABLE INTERCOMPANY                65299.04        38224.27       8103.47       28273.30       2273916.82
NOTES PAYABLE                                 0.00            0.00          0.00           0.00       2914632.48
DEFERRED INCOME TAXES                    107300.00        82600.00      58300.00       74900.00        930000.00
OTHER DEFERRED CREDITS                        0.00            0.00          0.00           0.00          8441.63
DEFERRED LOSS                                 0.00            0.00          0.00           0.00             0.00
PREFERRED STOCK                               0.00            0.00          0.00           0.00             0.00
COMMON STOCK                               1000.00        40000.00     136900.00         500.00        627070.00
PAID IN OR CAPITAL SURPLUS                    0.00         3895.00       2755.00           0.00       1557961.00
RETAINED EARNINGS                         74607.47        36414.37     117589.63       84416.21       3974577.63
TREASURY STOCK                                0.00            0.00          0.00           0.00             0.00
                                       -----------     -----------   -----------    -----------     ------------
   TOTAL LIABILITIES & EQUITY            310311.49       300516.77     352719.28      239090.76      15876458.85
                                       ===========     ===========   ===========    ===========     ============



                                               MIDWEST LPG   MIDWEST TV     TOTAL OT SUB
                                               -----------   -----------    ------------
   ASSETS                                      Other Subsidiaries     1/31/2001
CASH                                              -10.00        850.00        68344.48
TRADE NOTES AND ACCOUNTS REC                        0.00     -41231.40      4703497.04
ALLOWANCE FOR BAD DEBTS                             0.00          0.00       -79200.00
INVENTORIES                                         0.00     658462.07      1299355.28
PREPAID EXPENSES                                  224.00       4037.00        88491.84
ACCRUED INTEREST RECEIVABLE                         0.00          0.00            0.00
NOTES RECEIVABLE, OTHER                             0.00          0.00            0.00
LOANS TO STOCKHOLDERS                               0.00          0.00            0.00
NOTES RECEIVABLE, INTERCOMPANY                      0.00       6671.04         6791.37
OTHER INVESTMENTS                                   0.00          0.00          750.00
BUILDINGS & OTHER DEPRECIABLE                   20435.73          0.00     19676381.10
ACCUMULATED DEPRECIATION                       -18535.73          0.00     -8160545.30
LAND                                                0.00          0.00        91966.77
INTANGIBLE ASSETS                                   0.00          0.00            0.00
CSV LIFE INSURANCE                                  0.00          0.00            0.00
INVESTMENT IN WHOLLY OWNED SUB                      0.00          0.00            0.00
INVESTMENT IN ASSOCIATED CO                         0.00          0.00            0.00
UNAMORTIZED DEFERRED DEBT EXPE                      0.00          0.00        13917.28
LAND HELD FOR INVESTMENT                            0.00          0.00            0.00
GOODWILL                                            0.00          0.00          250.00
MISCELLANEOUS DEFERRED DEBITS                       0.00          0.00            0.00
                                             -----------   -----------    ------------
  TOTAL ASSETS                                   2114.00     628788.71     17709999.86
                                             ===========   ===========    ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                                 8989.65      54939.58      3380141.51
ACCRUED PAYROLL                                     0.00      21171.72       114166.69
TAXES OTHER THAN INCOME                             0.00       3518.71        71358.59
INTEREST PAYABLE                                    0.00          0.00        86318.99
INCOME TAXES PAYABLE                             1327.00          0.00        10742.70
CUSTOMER DEPOSITS                                   0.00          0.00        64251.24
DIVIDENDS PAYABLE                                   0.00          0.00            0.00
OTHER CURRENT LIABILITIES                           0.00       -559.69       193827.08
NOTES PAYABLE INTERCOMPANY                       6346.00     534410.45      2954573.35
NOTES PAYABLE                                       0.00          0.00      2914632.48
DEFERRED INCOME TAXES                           30300.00          0.00      1283400.00
OTHER DEFERRED CREDITS                              0.00          0.00         8441.63
DEFERRED LOSS                                       0.00          0.00            0.00
PREFERRED STOCK                                     0.00          0.00            0.00
COMMON STOCK                                     1000.00          0.00       806470.00
PAID IN OR CAPITAL SURPLUS                          0.00          0.00      1564611.00
RETAINED EARNINGS                              -45848.65      15307.94      4257064.60
TREASURY STOCK                                      0.00          0.00            0.00
                                             -----------   -----------    ------------
   TOTAL LIABILITIES & EQUITY                    2114.00     628788.71     17709999.86
                                             ===========   ===========    ============

                                       HIAWATHA        MBG-MINN       OLSON'S         TOMAH            MNG
                                      -----------     -----------    -----------   -----------     ------------
   INCOME                                       Other Subsidiaries   1/31/2001
GROSS SALES LESS RETURNS                911672.84       783259.70     755766.35      744046.17      14041156.32
COST OF GOODS SOLD                      574118.66       482554.54     471215.76      496760.95      11355299.67
                                      -----------     -----------    -----------   -----------     ------------
GROSS PROFIT                            337554.18       300705.16     284550.59      247285.22       2685856.65
DIVIDEND INCOME                              0.00            0.00          0.00           0.00             0.00
INTEREST INCOME                           6029.80         2716.65       2854.12        2636.35           161.14
GROSS RENTS                                140.00        38685.33         30.00           0.00          3300.00
GAIN (LOSS) SALE OF FIXED ASSETS             0.00        -1020.09      -2779.41           0.00             0.00
SERVICE CALLS & CONTRACTED SER            5583.63         9223.26      11266.63        7467.61         72447.87
ADMINISTRATIVE FEE                      -17000.95       -14119.50     -13304.13      -14274.67             0.00
CYLINDER & LEASE INCOME                    129.00           50.00        337.00          43.00             0.00
MISCELLANEOUS INCOME                       707.75          858.92       1014.01         161.87             0.00
                                      -----------     -----------    -----------   -----------     ------------
   TOTAL INCOME                         333143.41       337099.73     283968.81      243319.38       2761765.66
                                      -----------     -----------    -----------   -----------     ------------
SALARIES & WAGES                         91353.46        95864.95     109602.82       81012.75        467454.86
REPAIRS                                   8114.56        13021.18      13799.18        3583.85        233922.22
BAD DEBTS                                 1656.94         2609.92      -2913.47        7156.94         41267.23
RENTS                                        0.00            0.00       -209.31         610.80         44838.24
TAXES                                     9289.74        10863.34      11811.25        8748.10        125629.59
INTEREST                                  1480.36         1944.68        764.76        1989.09        371097.86
CONTRIBUTIONS                              313.34          156.97        183.34          83.34             0.00
DEPRECIATION                             32084.67        29941.80      54201.08       31273.27        580958.12
ADVERTISING                               2641.01         3045.30       3572.40        4618.40         -4429.18
PENSION, PROFIT SHARING                    123.58          647.80        -76.90         199.88          2191.14
EMPLOYEE BENEFIT PROGRAMS                11822.24        10605.43      16886.32        8494.60         32877.62
AMORTIZATION                                 0.00            0.00          0.00           0.00          2420.40
BONDS & LICENSES                           192.26           70.00        391.31         167.26             0.00
DUES & SUBSCRIPTIONS                        18.00          142.00         18.00          18.00             0.00
INSURANCE                                 8364.00         8603.00      10020.00        6012.00         10482.00
PROFESSIONAL FEES                          950.00          950.00       2200.00        1200.00         71539.89
ADMINISTRATIVE, OFFICE                    8169.08         5108.71       6805.22        9662.96         26795.80
AUTO & TRUCK EXPENSE                     30442.09        28584.66      23291.18       20621.32             0.00
TRAVEL                                       0.00            0.00         59.86           4.53             0.00
TELEPHONE                                 1884.44         2000.60       3152.13        1939.62             0.00
UTILITIES                                 2123.75         7718.23       6244.35        2325.44             0.00
SELLING EXPENSE                            610.00          840.00        860.00         140.00          6390.84
SHOP SUPPLIES EXPENSE                     1445.95         2800.32       1766.79         633.69             0.00
MISCELLANEOUS                             1022.84         1488.23        501.24         814.07         47762.96
OUTSIDE SERVICES & COLLECTION             6360.42         2589.37       7396.54        6854.15         96654.44
UTILITY MERCHANDISING, JOBBING               0.00            0.00          0.00           0.00             0.00
UTILITY PLANT OPERATING EXPENS               0.00            0.00          0.00           0.00         47439.51
COMMITMENT FEE                               0.00            0.00          0.00           0.00             0.00
                                      -----------     -----------    -----------   -----------     ------------
   TOTAL DEDUCTIONS                     220462.73       229596.49     270328.09      198164.06       2205293.54
   INCOME TAXES                          39400.00        38300.00       5500.00       17800.00        214000.50
                                      -----------     -----------   -----------    -----------     ------------
NET INCOME (LOSS)                        73280.68        69203.24       8140.72       27355.32        342471.62
                                      ===========     ===========   ===========    ===========     ============



                                             MIDWEST LPG   MIDWEST TV     TOTAL OT SUB
                                             -----------   -----------    ------------
   INCOME                                       Other Subsidiaries   1/31/2001
GROSS SALES LESS RETURNS                            0.00      63818.85     17299720.23
COST OF GOODS SOLD                                  0.00      50186.91     13430136.49
                                             -----------   -----------    ------------
GROSS PROFIT                                        0.00      13631.94      3869583.74
DIVIDEND INCOME                                     0.00          0.00            0.00
INTEREST INCOME                                    57.77         -3.77        14452.06
GROSS RENTS                                         0.00          0.00        42155.33
GAIN (LOSS) SALE OF FIXED ASSETS                    0.00          0.00        -3799.50
SERVICE CALLS & CONTRACTED SER                  45962.01       2239.25       154190.26
ADMINISTRATIVE FEE                                  0.00          0.00       -58699.25
CYLINDER & LEASE INCOME                             0.00          0.00          559.00
MISCELLANEOUS INCOME                                0.00          0.00         2742.55
                                             -----------   -----------    ------------
   TOTAL INCOME                                 46019.78      15867.42      4021184.19
                                             -----------   -----------    ------------
SALARIES & WAGES                                    0.00        -15.00       845273.84
REPAIRS                                             0.00          0.00       272440.99
BAD DEBTS                                           0.00          0.00        49777.56
RENTS                                               0.00          0.00        45239.73
TAXES                                               0.00          0.00       166342.02
INTEREST                                         1633.67          0.00       378910.42
CONTRIBUTIONS                                       0.00          0.00          736.99
DEPRECIATION                                        0.00          0.00       728458.94
ADVERTISING                                         0.00       -208.73         9239.20
PENSION, PROFIT SHARING                             0.00          0.00         3085.50
EMPLOYEE BENEFIT PROGRAMS                           0.00          4.00        80690.21
AMORTIZATION                                        0.00          0.00         2420.40
BONDS & LICENSES                                  120.00          0.00          940.83
DUES & SUBSCRIPTIONS                                0.00          0.00          196.00
INSURANCE                                         420.00         -8.00        43893.00
PROFESSIONAL FEES                                 400.00          0.00        77239.89
ADMINISTRATIVE, OFFICE                              4.19          0.18        56546.14
AUTO & TRUCK EXPENSE                             8989.65        787.03       112715.93
TRAVEL                                              0.00          0.00           64.39
TELEPHONE                                           0.00          0.00         8976.79
UTILITIES                                           0.00          0.00        18411.77
SELLING EXPENSE                                     0.00          0.00         8840.84
SHOP SUPPLIES EXPENSE                               0.00          0.00         6646.75
MISCELLANEOUS                                       0.00          0.00        51589.34
OUTSIDE SERVICES & COLLECTION                       0.00          0.00       119854.92
UTILITY MERCHANDISING, JOBBING                      0.00          0.00            0.00
UTILITY PLANT OPERATING EXPENS                      0.00          0.00        47439.51
COMMITMENT FEE                                      0.00          0.00            0.00
                                             -----------   -----------    ------------
   TOTAL DEDUCTIONS                             11567.51        559.48      3135971.90
   INCOME TAXES                                 13700.00          0.00       328700.50
                                             -----------   -----------    ------------
NET INCOME (LOSS)                               20752.27      15307.94       556511.79
                                             ===========   ===========    ============

                                         LA CROSSE       MONDOVI     RICHLAND CTR      C & H            CHETEK
                                       ------------   ------------   ------------   -------------   --------------
   ASSETS                                     Midwest Bottle Gas Co.    1/31/2001
CASH                                     3793318.29        5941.64       34720.09        -2855.00          4765.07
TRADE NOTES AND ACCOUNTS REC             1141927.54      131127.55      116061.91       149214.89        100787.24
ALLOWANCE FOR BAD DEBTS                   -20000.00       -6500.00       -5800.00        -9000.00         -5000.00
INVENTORIES                               435672.00       61804.14       40848.82        37908.04         18499.45
PREPAID EXPENSES                          229715.07          27.00          35.00          127.00            33.00
ACCRUED INTEREST RECEIVABLE                    0.00           0.00           0.00            0.00             0.00
NOTES RECEIVABLE, OTHER                        0.00           0.00           0.00            0.00             0.00
LOANS TO STOCKHOLDERS                      35460.73           0.00           0.00            0.00             0.00
NOTES RECEIVABLE, INTERCOMPANY          18499525.47           0.00           0.00            0.00             0.00
OTHER INVESTMENTS                         125218.33         734.87           0.00            0.00             0.00
BUILDINGS & OTHER DEPRECIABLE            5376572.43      690654.20      683329.57      1076453.60        968091.60
ACCUMULATED DEPRECIATION                -3307924.85     -516093.59     -517178.63      -821035.82       -600967.59
LAND                                      348806.46        5296.82        1221.00        13022.00         12000.00
INTANGIBLE ASSETS                              0.00           0.00           0.00         1000.00          1000.00
CSV LIFE INSURANCE                       1166350.13           0.00           0.00            0.00             0.00
INVESTMENT IN WHOLLY OWNED SUB          12133290.14           0.00           0.00            0.00             0.00
INVESTMENT IN ASSOCIATED CO                85708.23           0.00           0.00            0.00             0.00
UNAMORTIZED DEFERRED DEBT EXPE             54578.12           0.00           0.00            0.00             0.00
LAND HELD FOR INVESTMENT                       0.00           0.00           0.00            0.00             0.00
GOODWILL                                  391611.22           0.00           0.00            0.00          5611.00
MISCELLANEOUS DEFERRED DEBITS                  0.00           0.00           0.00            0.00             0.00
                                       ------------   ------------   ------------   -------------   --------------
  TOTAL ASSETS                          40489829.31      372992.63      353237.76       444834.71        504819.77
                                       ============   ============   ============   =============   ==============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                         2800789.76       44866.04       52283.76        10087.77         31179.39
ACCRUED PAYROLL                           100652.18        6264.01        7971.45         4666.67          6221.65
TAXES OTHER THAN INCOME                    32992.22        2036.37        3137.50         4519.65          2321.30
INTEREST PAYABLE                          188025.30           0.00           0.00            0.00             0.00
INCOME TAXES PAYABLE                      586288.41           0.00           0.00            0.00             0.00
CUSTOMER DEPOSITS                          36850.78        4150.00           0.00            0.00             0.00
DIVIDENDS PAYABLE                              0.00           0.00           0.00            0.00             0.00
OTHER CURRENT LIABILITIES                 347722.62           0.00        -665.40            0.00             0.00
NOTES PAYABLE INTERCOMPANY               7025335.53       62583.82       86941.22       220493.37        105310.31
NOTES PAYABLE                            9835742.62           0.00           0.00            0.00             0.00
DEFERRED INCOME TAXES                     255200.00      103400.00      110300.00        48300.00        128300.00
OTHER DEFERRED CREDITS                         0.00           0.00           0.00            0.00             0.00
DEFERRED LOSS                                  0.00           0.00           0.00            0.00             0.00
PREFERRED STOCK                                0.00           0.00           0.00            0.00             0.00
COMMON STOCK                              179700.00           0.00           0.00            0.00             0.00
PAID IN OR CAPITAL SURPLUS                  2500.00           0.00           0.00            0.00             0.00
RETAINED EARNINGS                       19101929.89      149692.39       93269.23       156767.25        231487.12
TREASURY STOCK                             -3900.00           0.00           0.00            0.00             0.00
                                       ------------   ------------   ------------   -------------   --------------
   TOTAL LIABILITIES & EQUITY           40489829.31      372992.63      353237.76       444834.71        504819.77
                                       ============   ============   ============   =============   ==============

                                          PRAIRIE     TRUCK TRANS     TANK CAR        WILL`S       REEDSGAS
                                        -----------   -----------    -----------    -----------   -----------
   ASSETS                                     Midwest Bottle Gas Co.    1/31/2001
CASH                                       12515.17        -29.40           0.00       13189.47      17279.09
TRADE NOTES AND ACCOUNTS REC               40867.72          0.00           0.00      198882.79     252385.35
ALLOWANCE FOR BAD DEBTS                    -3500.00          0.00           0.00      -11000.00     -13000.00
INVENTORIES                                29390.16          0.00           0.00      119887.47      67946.51
PREPAID EXPENSES                              14.00         31.00           0.00        1057.00         56.00
ACCRUED INTEREST RECEIVABLE                    0.00          0.00           0.00           0.00          0.00
NOTES RECEIVABLE, OTHER                        0.00          0.00           0.00           0.00          0.00
LOANS TO STOCKHOLDERS                          0.00          0.00           0.00           0.00          0.00
NOTES RECEIVABLE, INTERCOMPANY                 0.00          0.00           0.00           0.00          0.00
OTHER INVESTMENTS                              0.00        575.68           0.00           0.00          0.00
BUILDINGS & OTHER DEPRECIABLE             444729.45     416626.18      344646.00     1615295.96    2132819.06
ACCUMULATED DEPRECIATION                 -282348.17    -319974.13     -344646.00    -1029257.92    -997104.41
LAND                                        9000.00          0.00           0.00        7000.00      14000.00
INTANGIBLE ASSETS                              0.00          0.00           0.00           0.00          0.00
CSV LIFE INSURANCE                             0.00          0.00           0.00           0.00          0.00
INVESTMENT IN WHOLLY OWNED SUB                 0.00          0.00           0.00           0.00          0.00
INVESTMENT IN ASSOCIATED CO                    0.00          0.00           0.00           0.00          0.00
UNAMORTIZED DEFERRED DEBT EXPE                 0.00          0.00           0.00           0.00          0.00
LAND HELD FOR INVESTMENT                       0.00          0.00           0.00           0.00          0.00
GOODWILL                                    2046.00          0.00           0.00        1000.00       5000.00
MISCELLANEOUS DEFERRED DEBITS                  0.00          0.00           0.00           0.00          0.00
                                        -----------   -----------    -----------    -----------   -----------
  TOTAL ASSETS                            252714.33      97229.33           0.00      916054.77    1479381.60
                                        ===========   ===========    ===========    ===========   ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                            5140.32      19094.11        5024.43       38357.85      77752.45
ACCRUED PAYROLL                             3732.94       4519.49           0.00       13302.05      11457.34
TAXES OTHER THAN INCOME                     2094.56          0.00           0.00        3099.22       8226.17
INTEREST PAYABLE                               0.00          0.00           0.00           0.00          0.00
INCOME TAXES PAYABLE                           0.00          0.00           0.00           0.00          0.00
CUSTOMER DEPOSITS                            150.00          0.00           0.00           0.00      23595.00
DIVIDENDS PAYABLE                              0.00          0.00           0.00           0.00          0.00
OTHER CURRENT LIABILITIES                      0.00          0.00           0.00        -358.24          0.00
NOTES PAYABLE INTERCOMPANY                384695.97      14000.00       80938.73      639501.37    1888593.14
NOTES PAYABLE                                  0.00          0.00           0.00           0.00     266666.42
DEFERRED INCOME TAXES                      31900.00     121100.00        7800.00      224800.00     -15700.00
OTHER DEFERRED CREDITS                         0.00          0.00           0.00           0.00          0.00
DEFERRED LOSS                                  0.00          0.00           0.00           0.00          0.00
PREFERRED STOCK                                0.00          0.00           0.00           0.00          0.00
COMMON STOCK                                   0.00          0.00           0.00           0.00          0.00
PAID IN OR CAPITAL SURPLUS                     0.00          0.00           0.00           0.00          0.00
RETAINED EARNINGS                        -174999.46     -61484.27      -93763.16       -2647.48    -781208.92
TREASURY STOCK                                 0.00          0.00           0.00           0.00          0.00
                                        -----------   -----------    -----------    -----------   -----------
   TOTAL LIABILITIES & EQUITY             252714.33      97229.33           0.00      916054.77    1479381.60
                                        ===========   ===========    ===========    ===========   ===========

                                          EAU CLAIRE     SHELL LAKE      MINOCQUA        TOTAL MBG
                                          -----------    -----------    -----------     ------------
   ASSETS                                     Midwest Bottle Gas Co.    1/31/2001
CASH                                         2541.86        2159.14       12804.59       3896350.01
TRADE NOTES AND ACCOUNTS REC               127510.17      186635.28      325321.91       2770722.35
ALLOWANCE FOR BAD DEBTS                    -10000.00      -14000.00      -35000.00       -132800.00
INVENTORIES                                 31033.06       29297.53       34280.15        906567.33
PREPAID EXPENSES                               31.00          58.00          95.00        231279.07
ACCRUED INTEREST RECEIVABLE                     0.00           0.00           0.00             0.00
NOTES RECEIVABLE, OTHER                         0.00           0.00           0.00             0.00
LOANS TO STOCKHOLDERS                           0.00           0.00           0.00         35460.73
NOTES RECEIVABLE, INTERCOMPANY                  0.00           0.00           0.00      18499525.47
OTHER INVESTMENTS                               0.00           0.00           0.00        126528.88
BUILDINGS & OTHER DEPRECIABLE              949936.32     1107532.55     2708352.36      18515039.28
ACCUMULATED DEPRECIATION                  -446325.45     -486985.02     -1061603.41    -10731444.99
LAND                                        46432.50        5000.00       45000.00        506778.78
INTANGIBLE ASSETS                            1000.00        1000.00        6456.14         10456.14
CSV LIFE INSURANCE                              0.00           0.00           0.00       1166350.13
INVESTMENT IN WHOLLY OWNED SUB                  0.00           0.00           0.00      12133290.14
INVESTMENT IN ASSOCIATED CO                     0.00           0.00           0.00         85708.23
UNAMORTIZED DEFERRED DEBT EXPE                  0.00           0.00           0.00         54578.12
LAND HELD FOR INVESTMENT                        0.00           0.00           0.00             0.00
GOODWILL                                        0.00           0.00           0.00        405268.22
MISCELLANEOUS DEFERRED DEBITS                   0.00           0.00      425457.06        425457.06
                                         -----------    -----------    -----------     ------------
  TOTAL ASSETS                             702159.46      830697.48     2461163.80      48905114.95
                                         ===========    ===========    ===========     ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                            33791.16       48908.59       33907.20       3201182.83
ACCRUED PAYROLL                              5345.10        9532.83       15416.55        189082.26
TAXES OTHER THAN INCOME                      3411.42        2814.99       15380.24         80033.64
INTEREST PAYABLE                                0.00           0.00       10768.40        198793.70
INCOME TAXES PAYABLE                            0.00           0.00           0.00        586288.41
CUSTOMER DEPOSITS                               0.00           0.00           0.00         64745.78
DIVIDENDS PAYABLE                               0.00           0.00           0.00             0.00
OTHER CURRENT LIABILITIES                       0.00           0.00          43.19        346742.17
NOTES PAYABLE INTERCOMPANY                1087258.17      742415.22     1017025.86      13355092.71
NOTES PAYABLE                                   0.00           0.00     1427269.24      11529678.28
DEFERRED INCOME TAXES                      -37600.00       71500.00      110200.00       1159500.00
OTHER DEFERRED CREDITS                          0.00           0.00           0.00             0.00
DEFERRED LOSS                                   0.00           0.00           0.00             0.00
PREFERRED STOCK                                 0.00           0.00           0.00             0.00
COMMON STOCK                                    0.00           0.00           0.00        179700.00
PAID IN OR CAPITAL SURPLUS                      0.00           0.00           0.00          2500.00
RETAINED EARNINGS                         -390046.39      -44474.15     -168846.88      18015675.17
TREASURY STOCK                                  0.00           0.00           0.00         -3900.00
                                         -----------    -----------    -----------     ------------
   TOTAL LIABILITIES & EQUITY              702159.46      830697.48     2461163.80      48905114.95
                                         ===========    ===========    ===========     ============

                                         LA CROSSE       MONDOVI     RICHLAND CTR       C & H           CHETEK
                                       ------------   ------------   ------------   -------------   --------------
   INCOME                                      Midwest Bottle Gas Co.   1/31/2001
GROSS SALES LESS RETURNS                 7932574.68      980075.57     1041196.50       799132.00        872450.96
COST OF GOODS SOLD                       4989640.75      619727.37      675676.81       498600.53        562044.44
                                       ------------   ------------   ------------   -------------   --------------
GROSS PROFIT                             2942933.93      360348.20      365519.69       300531.47        310406.52
DIVIDEND INCOME                                8.24           0.00           0.00            0.00             0.00
INTEREST INCOME                          1052634.59        3452.72        4259.66         5109.89          2151.78
GROSS RENTS                               181480.87        2575.00         240.00          200.00          1425.00
GAIN (LOSS) SALE OF FIXED ASSETS            9624.20        -700.00       -1625.00            0.00             0.00
SERVICE CALLS & CONTRACTED SER            131978.60        7771.95       12616.46         3788.56          5360.81
ADMINISTRATIVE FEE                        407580.50      -17795.87      -18188.91       -13776.68        -16089.42
CYLINDER & LEASE INCOME                      981.00         694.00          55.30          107.00          3451.75
MISCELLANEOUS INCOME                        2152.31         678.48         802.33          340.00           588.30
                                       ------------   ------------   ------------   -------------   --------------
   TOTAL INCOME                          4729374.24      357024.48      363679.53       296300.24        307294.74
                                       ------------   ------------   ------------   -------------   --------------
SALARIES & WAGES                         1402601.22      104839.42      124883.58        85340.98         97599.59
REPAIRS                                   215713.70       28038.03       15455.52        11846.97          3658.08
BAD DEBTS                                   6520.22        7776.60        3703.07         3933.57          3810.03
RENTS                                     132132.00           0.00           0.00            0.00             0.00
TAXES                                     180376.14        9439.26       11326.35         9761.60         10040.95
INTEREST                                  999108.51         930.16        3021.86        17152.99          9931.06
CONTRIBUTIONS                               4093.56         194.94         194.34           83.34           497.34
DEPRECIATION                              202493.84       41842.66       36855.24        57001.57         64890.33
ADVERTISING                               214153.02        5843.65        7531.24         3052.25          4014.96
PENSION, PROFIT SHARING                    16011.38         572.75         619.68          130.00           390.00
EMPLOYEE BENEFIT PROGRAMS                  95917.12       13843.51       12574.20        10598.31          9697.35
AMORTIZATION                               48763.24           0.00           0.00            0.00             0.00
BONDS & LICENSES                            5000.00         600.00         412.26          900.00           652.26
DUES & SUBSCRIPTIONS                        7800.49          18.00         167.00           18.00            38.00
INSURANCE                                  49500.45        6576.00        7296.00         6312.00          8856.00
PROFESSIONAL FEES                          93737.77         700.00         700.00          700.00           700.00
ADMINISTRATIVE, OFFICE                    105930.10        7599.00        5611.88         8498.77          5841.82
AUTO & TRUCK EXPENSE                      196494.32       27249.50       21290.56        38130.31         20695.40
TRAVEL                                    225281.90         462.21           0.00            0.00             0.00
TELEPHONE                                  23630.14        4068.85        5173.91         3019.80          2120.51
UTILITIES                                  36304.08        4499.40        2234.94         1944.66          1629.44
SELLING EXPENSE                             4238.91        2540.00         300.00          700.00           650.00
SHOP SUPPLIES EXPENSE                       9148.29        1338.85         354.74          205.62          1084.90
MISCELLANEOUS                               9383.04         556.22        9424.89          517.97           641.98
OUTSIDE SERVICES & COLLECTION            -153195.53        6402.00        6562.50         4407.18          6183.03
UTILITY MERCHANDISING, JOBBING                 0.00           0.00           0.00            0.00             0.00
UTILITY PLANT OPERATING EXPENS                 0.00           0.00           0.00            0.00             0.00
COMMITMENT FEE                                 0.00           0.00           0.00            0.00             0.00
                                       ------------   ------------   ------------   -------------   --------------
   TOTAL DEDUCTIONS                      4131137.91      275931.01      275693.76       264255.89        253623.03
   INCOME TAXES                           281000.00       26900.00       30200.00        10100.00         16600.00
                                       ------------   ------------   ------------   -------------   --------------
NET INCOME (LOSS)                         317236.33       54193.47       57785.77        21944.35         37071.71
                                       ============   ============   ============   =============   ==============


                                          PRAIRIE     TRUCK TRANS     TANK CAR        WILL`S       REEDSGAS
                                        -----------   -----------    -----------    -----------   -----------

   INCOME                                      Midwest Bottle Gas Co.   1/31/2001
GROSS SALES LESS RETURNS                  331338.28          0.00        4610.67     1499444.66    1723224.87
COST OF GOODS SOLD                        184526.66    -444630.53           0.00      914871.91    1129549.63
                                        -----------   -----------    -----------    -----------   -----------
GROSS PROFIT                              146811.62     444630.53        4610.67      584572.75     593675.24
DIVIDEND INCOME                                0.00          0.00           0.00           0.00          0.00
INTEREST INCOME                             1035.27        322.51           0.00        6376.30       7338.07
GROSS RENTS                                    0.00          0.00           0.00           0.00       1185.77
GAIN (LOSS) SALE OF FIXED ASSETS               0.00          0.00           0.00           0.00          0.00
SERVICE CALLS & CONTRACTED SER              5032.60          0.00           0.00       16403.40      17569.88
ADMINISTRATIVE FEE                         -5304.83     -11400.00           0.00      -24565.85     -32604.09
CYLINDER & LEASE INCOME                     2230.18          0.00           0.00         150.00        407.95
MISCELLANEOUS INCOME                         698.61        126.38           0.00         936.65       2064.17
                                        -----------   -----------    -----------    -----------   -----------
   TOTAL INCOME                           150503.45     433679.42        4610.67      583873.25     589636.99
                                        -----------   -----------    -----------    -----------   -----------
SALARIES & WAGES                           63625.04      98125.27           0.00      159758.19     164308.55
REPAIRS                                     5813.19      75563.25        6173.63       18905.69      21338.24
BAD DEBTS                                   1619.67          0.00       23696.74       13039.49       4619.52
RENTS                                       1600.00          0.00           0.00           0.00          0.00
TAXES                                       7506.19          0.00        5982.09       16658.30      16443.22
INTEREST                                   24817.78        408.91        6996.78       47974.64     160279.83
CONTRIBUTIONS                                 83.34          0.00           0.00         318.78        118.34
DEPRECIATION                               29544.61      33335.98           0.00       81223.03     149802.25
ADVERTISING                                 4877.31          0.00           0.00       16288.46       5595.22
PENSION, PROFIT SHARING                       -3.83          0.00           0.00         798.99        162.50
EMPLOYEE BENEFIT PROGRAMS                   2895.80      42641.02           0.00       16876.07      22528.56
AMORTIZATION                                   0.00          0.00           0.00           0.00      56585.31
BONDS & LICENSES                             150.00       5559.11           0.00         415.26        922.26
DUES & SUBSCRIPTIONS                          18.00          0.00         365.00         168.00         18.00
INSURANCE                                   3720.00       3348.00           0.00       12720.00      12888.00
PROFESSIONAL FEES                            700.00        275.00         275.00         700.00        700.00
ADMINISTRATIVE, OFFICE                      4680.09        174.94         -85.76       19088.99      12238.25
AUTO & TRUCK EXPENSE                       12710.94      93176.21           0.00       59913.22      61617.21
TRAVEL                                         0.00        979.59           0.00           0.00          5.01
TELEPHONE                                   2544.18         59.05           0.00        3589.79       4070.01
UTILITIES                                   2733.22        398.80           0.00        7443.01       5245.32
SELLING EXPENSE                              490.00          0.00           0.00         540.00       2430.00
SHOP SUPPLIES EXPENSE                       1236.23          0.00           0.00        4196.54       1594.31
MISCELLANEOUS                                233.55         65.64        5430.73         697.02        707.94
OUTSIDE SERVICES & COLLECTION               6097.40       3600.00           0.00        5957.00       7208.58
UTILITY MERCHANDISING, JOBBING                 0.00          0.00           0.00           0.00          0.00
UTILITY PLANT OPERATING EXPENS                 0.00          0.00           0.00           0.00          0.00
COMMITMENT FEE                                 0.00          0.00           0.00           0.00          0.00
                                        -----------   -----------    -----------    -----------   -----------
   TOTAL DEDUCTIONS                       177692.71     357710.77       48834.21      487270.47     711426.43
   INCOME TAXES                            -9300.00      25500.00      -15100.00       30500.00     -47200.00
                                        -----------   -----------    -----------    -----------   -----------
NET INCOME (LOSS)                         -17889.26      50468.65      -29123.54       66102.78     -74589.44
                                        ===========   ===========    ===========    ===========   ===========



                                          EAU CLAIRE     SHELL LAKE      MINOCQUA        TOTAL MBG
                                          -----------    -----------    -----------     ------------
   INCOME                                      Midwest Bottle Gas Co.   1/31/2001
GROSS SALES LESS RETURNS                  870361.87     1155100.01     2561652.71      19771162.78
COST OF GOODS SOLD                        542730.79      783230.60     1542043.87      11998012.83
                                        -----------    -----------    -----------     ------------
GROSS PROFIT                              327631.08      371869.41     1019608.84       7773149.95
DIVIDEND INCOME                                0.00           0.00           0.00             8.24
INTEREST INCOME                             4063.72        8065.28       17313.15       1112122.94
GROSS RENTS                                  990.00           0.00           0.00        188096.64
GAIN (LOSS) SALE OF FIXED ASSETS             275.00       -1450.00           0.00          6124.20
SERVICE CALLS & CONTRACTED SER              7103.37       12169.84       36059.43        255854.90
ADMINISTRATIVE FEE                        -15976.18      -22722.36       -7724.58        221431.73
CYLINDER & LEASE INCOME                      248.95         114.00       23879.53         32319.66
MISCELLANEOUS INCOME                        6103.74         371.94        1720.53         16583.44
                                        -----------    -----------    -----------     ------------
   TOTAL INCOME                           330439.68      368418.11     1090856.90       9605691.70
                                        -----------    -----------    -----------     ------------
SALARIES & WAGES                          102254.00       96419.79      246892.59       2746648.22
REPAIRS                                     6836.23        7808.14       16483.81        433634.48
BAD DEBTS                                   7641.27        8275.62       21505.47        106141.27
RENTS                                          0.00           0.00        1200.00        134932.00
TAXES                                      21593.21        8514.99       25926.67        323568.97
INTEREST                                   79678.89       54086.82      212499.92       1616888.15
CONTRIBUTIONS                                119.34         148.34         154.34          6006.00
DEPRECIATION                               90024.55       77430.36      219900.86       1084345.28
ADVERTISING                                 7490.69        3013.26       40420.32        312280.38
PENSION, PROFIT SHARING                      262.00         672.14        1552.14         21167.75
EMPLOYEE BENEFIT PROGRAMS                   6050.47        3745.85       22741.28        260109.54
AMORTIZATION                                   0.00           0.00       87184.80        192533.35
BONDS & LICENSES                             750.00         652.26         382.26         16395.67
DUES & SUBSCRIPTIONS                         189.40          18.00         348.00          9165.89
INSURANCE                                   7644.00        9000.00       21264.00        149124.45
PROFESSIONAL FEES                            700.00         700.00        3563.50        104151.27
ADMINISTRATIVE, OFFICE                      4896.27        9682.93       21537.69        205694.97
AUTO & TRUCK EXPENSE                       54747.11       51979.59       54516.14        692520.51
TRAVEL                                       193.32           0.00          44.71        226966.74
TELEPHONE                                   3968.46        3327.50        4377.94         59950.14
UTILITIES                                   3302.07        2325.96        3889.75         71950.65
SELLING EXPENSE                              710.00         890.00        1550.00         15038.91
SHOP SUPPLIES EXPENSE                       1073.24        1635.93        2973.29         24841.94
MISCELLANEOUS                                681.98         416.95        2144.73         30902.64
OUTSIDE SERVICES & COLLECTION               6221.51        6213.00        6150.00        -88193.33
UTILITY MERCHANDISING, JOBBING                 0.00           0.00           0.00             0.00
UTILITY PLANT OPERATING EXPENS                 0.00           0.00           0.00             0.00
COMMITMENT FEE                                 0.00           0.00           0.00             0.00
                                        -----------    -----------    -----------     ------------
   TOTAL DEDUCTIONS                       407028.01      346957.43     1019204.21       8756765.84
   INCOME TAXES                           -26600.00        6600.00       25100.00        354300.00
                                        -----------    -----------    -----------     ------------
NET INCOME (LOSS)                         -49988.33       14860.68       46552.69        494625.86
                                        ===========    ===========    ===========     ============

                                          CMI
                                      ------------
   ASSETS   Consolidated Midwest, Inc. (only)  1/31/2001
CASH                                      -9953.45
TRADE NOTES AND ACCOUNTS REC                  0.00
ALLOWANCE FOR BAD DEBTS                       0.00
INVENTORIES                                   0.00
PREPAID EXPENSES                              0.00
ACCRUED INTEREST RECEIVABLE                   0.00
NOTES RECEIVABLE, OTHER                       0.00
LOANS TO STOCKHOLDERS                         0.00
NOTES RECEIVABLE, INTERCOMPANY                0.00
OTHER INVESTMENTS                             0.00
BUILDINGS & OTHER DEPRECIABLE                 0.00
ACCUMULATED DEPRECIATION                      0.00
LAND                                          0.00
INTANGIBLE ASSETS                             0.00
CSV LIFE INSURANCE                            0.00
INVESTMENT IN WHOLLY OWNED SUB         19661331.86
INVESTMENT IN ASSOCIATED CO                   0.00
UNAMORTIZED DEFERRED DEBT EXPE                0.00
LAND HELD FOR INVESTMENT                      0.00
GOODWILL                                      0.00
MISCELLANEOUS DEFERRED DEBITS                 0.00
                                      ------------
  TOTAL ASSETS                         19651378.41
                                      ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                              0.00
ACCRUED PAYROLL                               0.00
TAXES OTHER THAN INCOME                       0.00
INTEREST PAYABLE                              0.00
INCOME TAXES PAYABLE                       1038.00
CUSTOMER DEPOSITS                             0.00
DIVIDENDS PAYABLE                             0.00
OTHER CURRENT LIABILITIES                     0.00
NOTES PAYABLE INTERCOMPANY              5306540.04
NOTES PAYABLE                            746458.39
DEFERRED INCOME TAXES                         0.00
OTHER DEFERRED CREDITS                        0.00
DEFERRED LOSS                                 0.00
PREFERRED STOCK                               0.00
COMMON STOCK                             178725.00
PAID IN OR CAPITAL SURPLUS              1535221.00
RETAINED EARNINGS                      11883395.98
TREASURY STOCK                                0.00
                                      ------------
   TOTAL LIABILITIES & EQUITY          19651378.41
                                      ============

                                         CMI
                                     ------------
   INCOME     Consolidated Midwest, Inc. (Only)  1/31/2001
GROSS SALES LESS RETURNS                     0.00
COST OF GOODS SOLD                           0.00
                                     ------------
GROSS PROFIT                                 0.00
DIVIDEND INCOME                              0.00
INTEREST INCOME                              0.00
GROSS RENTS                                  0.00
GAIN (LOSS) SALE OF FIXED ASSETS             0.00
SERVICE CALLS & CONTRACTED SER               0.00
ADMINISTRATIVE FEE                           0.00
CYLINDER & LEASE INCOME                      0.00
MISCELLANEOUS INCOME                         0.00
                                     ------------
   TOTAL INCOME                              0.00
                                     ------------
SALARIES & WAGES                             0.00
REPAIRS                                      0.00
BAD DEBTS                                    0.00
RENTS                                        0.00
TAXES                                        0.00
INTEREST                                 58425.15
CONTRIBUTIONS                                0.00
DEPRECIATION                                 0.00
ADVERTISING                                  0.00
PENSION, PROFIT SHARING                      0.00
EMPLOYEE BENEFIT PROGRAMS                    0.00
AMORTIZATION                                 0.00
BONDS & LICENSES                            25.00
DUES & SUBSCRIPTIONS                         0.00
INSURANCE                                    0.00
PROFESSIONAL FEES                         5000.00
ADMINISTRATIVE, OFFICE                       4.60
AUTO & TRUCK EXPENSE                         0.00
TRAVEL                                       0.00
TELEPHONE                                    0.00
UTILITIES                                    0.00
SELLING EXPENSE                              0.00
SHOP SUPPLIES EXPENSE                        0.00
MISCELLANEOUS                                0.00
OUTSIDE SERVICES & COLLECTION                0.00
UTILITY MERCHANDISING, JOBBING               0.00
UTILITY PLANT OPERATING EXPENS               0.00
COMMITMENT FEE                               0.00
                                     ------------
   TOTAL DEDUCTIONS                      63454.75
   INCOME TAXES                         -21600.00
                                     ------------
NET INCOME(LOSS)                        -41854.75
                                     ============
